Nephros, Inc.

41 Grand Avenue

River Edge, NJ 07661

(201) 343-5202

April 24, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Heather Percival

Re:	Nephros, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-217318

Dear Ms. Percival:

On behalf of the Company, the undersigned respectfully requests that the above-referenced registration statement be declared effective at 5:00 p.m., Washington, D.C. time, on April 26, 2017, or as soon thereafter as is practicable.

Sincerely,

Nephros, Inc.

By:	/s/ Daron Evans
Daron Evans
Chief Executive Officer